EXHIBIT (a)(38)



        11/12/96: 9:30 a.m.

        REMARKS BY:         DAVID R. GOODE
                            CHAIRMAN, PRESIDENT AND CEO
                            NORFOLK SOUTHERN CORPORATION

        BEFORE THE:         SALOMON BROTHERS TRANSPORTATION
                            CONFERENCE
                            NEW YORK, NEW YORK
                            NOVEMBER 12, 1996

             Good afternoon, and thank you, Jim, for that
        introduction. As you can easily guess, it has never been a greater pleasure to participate in this conference. Much as I d like to think it s my speaking prowess -- or the solid story Norfolk Southern has to tell -- we all know better.
        You want to hear about  it.   I want to talk about  it.   So
        let's get on with  it.
             The it, of course, is Conrail. All of you know that last week Norfolk Southern increased its offer for Conrail to $110 per share -- all in cash. That demonstrates our resolve and the importance we affix to this issue. It is our long-held belief that a combination of Norfolk Southern and Conrail is in everyone's best interest.
             In my time this afternoon, I'll outline for you why our offer is best for shareholders, best for shippers, best for employees, and best for the general public. I'll describe exactly how our offer is superior to that of CSX Corporation in all those respects, and in one more: A Norfolk Southern / Conrail combination will preserve competition in our industry. A CSX / Conrail combination would restrain it.
             Let's start with Conrail shareholders. For them, our $10 billion cash offer has the highest value and the lowest risk. It offers immediate and obvious benefits.
             Our offer will give Conrail shareholders a premium of $17, or 18 percent over the blended value of CSX's 40 percent cash and 60 percent stock proposal, based on yesterday's closing price for CSX stock.
             Our offer provides for shares to be purchased into a voting trust, providing immediate cash payment to shareholders. With our offer, shareholders know the value they ll receive. They won't have to guess.
             And our offer -- unlike 60 percent of CSX's offer -- is not contingent on regulatory approval, which could force shareholders to wait until late next year or longer to receive an as yet undetermined total value from CSX.
             While I've taken the trouble -- and your time -- to outline these facts, I really don't think you needed the reminders. It's just crystal clear that -- for Conrail shareholders -- our offer is better. Given a fair chance, I'm confident they ll make the right choice.
             Norfolk Southern shareholders will benefit from our offer, too. Through improved operating efficiencies and market share gains, a Norfolk Southern / Conrail combination will add significantly to earnings per share, resulting in a growth rate more than 50 percent higher than we might have achieved on our own. The earnings impact will be accretive in the second year of the combination but will be accretive from a cashflow standpoint in the first year.
             We have the financial ability to make this deal work. We have the financing done -- and over-subscribed. We have the balance sheet that makes such a strong transaction for our shareholders possible -- and we have the willingness to do it. This is an opportunity for our shareholders, and Hank Wolf and Bill Romig have shown the results in detail in our presentations.
             Our shareholders support this transaction, as they should. It will create a strong, efficient rail system for us, but one which will not be anti-competitive. We intend to make this work for our shareholders -- not with the monopoly of the other combination -- but with the competitive edge that talented Norfolk Southern and Conrail people will bring to the table. They will deliver the kind of performance that will benefit not only our shareholders, but also shippers.
             So, the Norfolk Southern / Conrail transaction is best for shareholders of both companies.
             Conrail employees should vastly prefer our offer, too. They should want our deal. A quick glance at the rail system map shows why. CSX's routes and facilities overlap Conrail considerably. There's a lot of duplication. You know what has to happen there. Competitive solutions, sure, but also redundancies. I wish Conrail employees could have heard the conference call last week with analysts. If they had, they would have heard the list of yards and shops being
        considered for consolidation.      From a job security
        standpoint, if I were in the steel-toed shoes of a Conrail employee, I'd welcome Norfolk Southern with open arms. I'd welcome a merger with a company whose physical plant extends and complements -- rather than duplicates -- the Conrail system.
             At the same time, I'd be concerned about my retirement. I'd want my overfunded Conrail pension fund to be combined with Norfolk Southern's overfunded pension fund. I would not want it anywhere close to CSX s, which had been on the Pension Benefit Guarantee Corporation's list of Ten Most Underfunded Pension Funds.
             Shippers should also support a Conrail-Norfolk Southern merger. A combined Norfolk Southern will increase competition in the transportation industry, while a CSX merger will result in extreme market dominance.
             The math is simple. Today, Norfolk Southern and CSX have a competitive balance, with about 45 percent and 55 percent shares, respectively, of their combined business. CSX and Conrail, however, would grab a lopsided almost 70/30 split over Norfolk Southern.
             A combined CSX / Conrail would control 98 percent of the Class 1 track in Maryland, 73 percent in Ohio, 99 percent in Pennsylvania, 78 percent in West Virginia and 100 percent in Delaware.
             Important markets -- from New York to Northern New Jersey to Boston to Baltimore to Dayton to Indianapolis, Philadelphia, Pittsburgh, Wilmington and Youngstown -- would be left with just one carrier. Market dominance would exist across every industry sector. I can't believe -- although CSX and Conrail might wish otherwise -- that our Eastern rail system can stand this kind of market dominance. I can't predict STB decisions, but I do believe public policy requires strong, competitive rail service in the East.
             Consider New York. Compare the lack of growth of the Port of New York during the years that Conrail has enjoyed a service monopoly here with the phenomenal growth of the Port of Hampton Roads, which is served by both Norfolk Southern and CSX. Industrial development and economic growth suffer when there is no competition at and between large markets. Would we really risk places like Baltimore, Philadelphia and Pittsburgh going to single rail service?
             Some might say -- and I certainly would if necessary -- Well, we ll have to fix the anti-competitive parts. Maybe so -- but why not go for the Norfolk Southern alternative that does not start with an anti-competitive combination that has to be fixed? The Conrail board, even if it is tempted to go for a dominant combination, should stop and consider the regulatory risk that they are asking 60 percent of their shareholders to bear.
             In an anti-competitive scenario, it's not difficult to picture the ghost of re-regulation rising from the dead to again haunt our industry. That's not in anybody's interest. Not Conrail s, not CSX's and not ours. I'm dedicated to making every effort to avoid that spectre.
             Norfolk Southern and Conrail will produce a balanced split, and we have indicated our willingness to structure our combination to reduce the difference even further. Norfolk Southern will provide for real competition in the East.
             Our bid encourages a balanced competitive structure for Eastern railroad service with two rail systems of comparable size and scope. It acknowledges that large markets must be served by more than one railroad; that ownership of major trunk lines and effective terminal access are required for true competition; and that competition is weakened when less than fair value is paid for assets.
             A Norfolk Southern / Conrail combination will promote growth in the global marketplace by removing artificial barriers to traffic flows at home. Norfolk Southern customers, for example, will obtain better access to the Northeast and improved single system coverage in the East. Conrail customers will obtain better access to the Southeast.
             We will provide a level of service that only a broad network can achieve. We will be able to improve intermodal service between the Northeast and Southeast, making our intermodal network more competitive with alternative truck services. That's healthy not only for shippers, but for the motoring public on our clogged and crumbling highways. This combination can and will produce growth and develop new rail markets.
             Our competitors have worked hard to suggest that their
        proposed merger would be a merger of equals.   In the media
        recently, they seemed to be knocking Norfolk Southern for offering superior transportation service and for posting excellent financial results.
             The goal, of course, was to instill fear that we will shake up the status quo by pushing hard to continue those traditions once we acquire Conrail. If that scares anyone, they have every reason to be afraid. We will make changes -- good ones -- changes that will provide growth and opportunity for both Conrail and Norfolk Southern employees and for our shippers throughout the land. That's the credo Norfolk Southern believes in -- that's how we post results. We will be a worthy competitor while continuing to work toward our vision to be the safest, most customer-focused and successful transportation company in the world.
             We welcome competition, because we thrive on it. As most of you know, our third quarter earnings once again set records and marked 15 consecutive quarters of year-over-year growth in earnings per share. Our operating ratio remains the best among major U.S. railroads.
             Our infrastructure is world-class, and we have the resources to maintain and improve Conrail's track, structures and equipment.
             Year after year, Norfolk Southern has been the safest major carrier. We continue to earn recognition for quality and innovation. Our dedication to service was acknowledged recently when Ford Motor Company awarded us a 12-year contract to distribute new vehicles to dealers through a network of mixing centers. This network will enable Ford to reduce delivery times and save inventory costs for its 21 North American assembly plants. When the network is fully operational in 1998, Norfolk Southern expects to increase its motor vehicle business with Ford by 60 percent and enjoy a significantly higher automotive revenue stream.
             With Conrail as our partner, we won't rest on successes like this. We will build on them.
             CSX and Conrail have told the financial community that their deal makes sense -- that it is best for all parties involved. If so, why push it through in a coercive way. Before buying the CSX line, you need to ask:
             Why does CSX want to buy up to 20 percent of Conrail shares prior to the special meeting at which shareholders will vote on a change to the company's charter?
             Why give CSX an option to purchase 16 million shares at
        $92.50?
             Why provide a 180-day lockout period, or for that matter, under their revised tender, to extend the lockout period until July 12, 1997?
             Why cook up a poison pill with a dead hand provision that cannot be taken down even by a board willing to exercise its fiduciary responsibilities?
             Why allow for breakup fees that are significantly greater than breakup fees in other deals of this size?
             And why deny Conrail shareholders an opportunity to select the offer that is best for them?
             You in the financial community know why these tactics are being employed. There has been considerable recent publicity about that. It is our hope that you will use your good judgment and influence to support Norfolk Southern in our purchase of Conrail.
             Leaving aside the fine print, as a practical matter, only three conditions stand in the way of our proceeding. The Conrail board of directors would normally have the power to meet these conditions. None requires a shareholder vote to permit Conrail's owners to accept Norfolk Southern s superior offer.
             The first condition is that Conrail lift the poison pill for Norfolk Southern, as it has for CSX.
             Second, Conrail should stop hiding behind the provision of the Pennsylvania statute that precludes a statutory merger with a shareholder owning more than 20 percent of the company without advance approval.
             And third is that the proposed deal with CSX be
        terminated.
             All three conditions could easily be met by Conrail s directors, except to the extent that they have tied their own hands in the agreement with CSX. If they will respond to the will of the shareholders, those shareholders could reap the economic benefits of Norfolk Southern's offer.
             I hope that you -- as members of the financial
        community serving the investing public -- will let the
        public, let the directors, and let the shareholders know that you support us. Let them know you are troubled that the CSX / Conrail plan could be pushed through, depriving Conrail shareholders of the best offer. Tell them you don t want to see this deal become a template for other coercive mergers down the road. And let them know that a like it or lump it posture is unacceptable. Arrogant statements from Conrail management such as, If you don't like the law, don't buy the stock, are more reminiscent of 1882 when
        William Henry Vanderbilt snorted:   The public be damned.
             At this point, I'll be happy to take your questions. Please understand if I am unable to respond in complete detail due to the constraints of our legal action. I'm told that attorneys for CSX and Conrail advised their clients not to join you today. My attorneys told me to go ahead and have a good time.